December 22, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attn: Mr. William Choi, Accounting Branch Chief

Re:	Belk, Inc. Form 10-K for the Year Ended January 28, 2006 Filed April 13, 2006 File No.: 0-26207
Dear Mr. Choi:
     In connection with the Form 10-K for the year ended January 28, 2006, Belk, Inc. is providing responses to the staff’s comments, as contained in the staff’s letter dated November 1, 2006. We have numbered our responses to correspond with the numbers assigned to the comments contained in the staff’s November 1, 2006 letter.
     In connection with responding to these comments, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended January 28, 2006
1.	Please provide selected quarterly financial data required by Item 302 of Regulation S-K in future filings.

Response: We will provide the quarterly financial information required by Item 302 in future filings.

Securities and Exchange Commission
December 22, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17
2.	Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify in future filings, where possible, the incremental impact of each individual business reason on the overall change. In addition, when you quantify changes in terms of percentages please also quantify the changes in dollars. For example, please quantify in dollars the:
•	increases in selling, general and administrative expenses as a result of new stores and acquisitions;

•	increase or decrease in comparable store sales in your analysis and discussions of revenues;

•	changes in occupancy and buying costs in your analysis and discussions of cost of goods sold; and

•	changes in the functional expense components identified in your analysis and discussion of selling, general and administrative expenses, such as payroll and benefit costs, depreciation, bad debt expense and advertising costs.
In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, please discuss the factors that attributed to an increase or decrease in comparable store sales. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: We will quantify the incremental impact of individual business reasons for significant changes, where reasonably practicable and otherwise material. We also will quantify changes in dollars when we quantify changes in percentages in instances where we believe such disclosure is material to an understanding of management’s discussion and analysis. For example, we have included the following wording in our Quarterly Report on Form 10-Q for the third quarter, filed with the SEC on December 7, 2006 (“Third Quarter Form 10-Q”):
The Company’s revenues for the three months ended October 28, 2006 increased 13.3%, or $93.0 million, to $794.3 million from $701.3 million over the same period in fiscal year 2006. The increase is primarily attributable to an increase in revenues due to the newly acquired Parisian stores of $58.0 million, revenues from other new stores of $17.0 million and a $39.0 million, or 7.4%, increase in revenues from comparable stores. By family of business, sales increased across all business lines and were strongest in women’s, children’s, and men’s. These increases were partially offset by a decrease in Proffitt’s and McRae’s store sales of $19.7 million due primarily to the closing of eight Proffitt’s and McRae’s stores since the acquisition.
However, we believe that absolute dollar increases in our expenses as a result of additional store count, with no corresponding operating impact, is not meaningful to readers of our MD&A. This is because the majority of our cost of goods sold and selling, general and administrative expenses either vary naturally with store count and revenue volume changes

Securities and Exchange Commission
December 22, 2006

(such as store rent) or are managed to sales levels (such as payroll and advertising expenses). Therefore, the much more relevant and useful disclosure is to explain to our readers when this percentage of revenues relationship is not maintained and the reasons for the change. We have included additional disclosures consistent with our response above on pages 17 and 18 in our Third Quarter Form 10-Q.
Liquidity and Capital Resources, page 20
3.	In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: We will include additional disclosure regarding cash flows from operating activities in the Liquidity and Capital Resources Section of MD&A. For example, we have included additional disclosure on page 19 of our Third Quarter Form 10-Q.
Contractual Obligations and Commercial Commitments, page 21
4.	You disclose on page 46 that your leases typically provide for payment of real estate taxes and other expenses. To the extent that these costs are material, please disclose in a note to the table that lease obligations exclude payments of real estate taxes and other related expenses. Please also include a discussion of the payments to the extent necessary to provide a context for the reader to understand the impact of those costs on your total lease obligations. See Item 303(a)(5) of Regulation S-K.

Response: In future filings, we will disclose in a note to the table that lease obligations exclude payments of real estate taxes and other related expenses. We have provided this disclosure on page 20 of our Third Quarter Form 10-Q.
Critical Accounting Policies, page 23
5.	In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnote. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in the long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Securities and Exchange Commission
December 22, 2006

Response: We note the Staff’s comment and in future filings will revise our discussion of our critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie our critical accounting estimates. Where material, we will quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. We will include qualitative and quantitative disclosure when quantitative information is reasonably available and material and an analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect.
Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 29
6.	Please tell us why the report does not include an explanatory paragraph that refers to the adoption of FIN 47 as required by Auditing Standards Codification Section 508.16.

Response: The Report of Independent Registered Public Accounting Firm did not include an explanatory paragraph referring to the adoption of FIN 47 due to the immaterial impact of the adoption of this pronouncement. The impact of FIN 47 on the Consolidated Statements of Income for the year ending January 28, 2006 was approximately $0.3 million (pre-tax) as compared to $213.6 million of consolidated pre-tax income.
Consolidated Statements of Income, page 30
7.	It does not appear that gains and losses on sale of property and equipment are items that should be classified as non-operating income or expenses. Please refer to Rule 5-03 of Regulation S-X. In future filings, please revise to classify gains and losses on sale of property and equipment in operating income.

Response: We will revise our presentation to classify gains and losses on sale of property and equipment in operating income. We have revised our presentation on page four of our Third Quarter Form 10-Q.
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income, page 32
8.	We note that cash flows from financing activities do not reflect proceeds from issuances of common stock. Please tell us the consideration received in return for common stock issuances for each year presented.

Response: For each year presented in the Form 10-K, the only issuances of common stock were pursuant to the Belk, Inc. 2000 Incentive Stock Plan and the programs under such umbrella plan, each as described in Note 20 to the financial statements included in the Form 10-K. No monetary consideration was paid by employees that received the stock grants.
Notes to Consolidated Financial Statements
9.	When you choose to present earning per share data in your financial statements you are required to do so in accordance with SFAS 128. Accordingly, in future filings that include earnings per share in the financial statements, please disclose, for each period presented, a reconciliation of the numerators and denominators of basic and diluted earnings per share

Securities and Exchange Commission
December 22, 2006

computations and securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

Response: We have added the following disclosure on page 14 of our Third Quarter Form 10-Q. We believe this disclosure is consistent with the requirements of SFAS 128 and will continue to provide this information in future filings.
Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Except when the effect would be anti-dilutive at the continuing operations level, the diluted EPS calculation includes the impact of unvested stock-based compensation awards with assumed proceeds equal to future stock compensation expense and excess tax benefits from the existing awards. The Company had no dilutive impact from its existing capital structure, therefore basic and diluted EPS are the same.
In future filings, we will also disclose the number of shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive.
Note (1) Summary of Significant Accounting Policies
Revenues, page 34
10.	You disclose on page 5 that you sell gift cards to customers. Please tell us and disclose in future filings your gift card accounting policies, including whether or not you recognize breakage. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and the calculation of your estimated gift card breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift certificates or over the term of your performance obligation and your basis in GAAP for doing so.

Response: With respect to gift cards sold by the Company, the Company has historically recognized as revenues estimated gift card breakage 24 months after the card was issued. Beginning with fiscal year 2006, consistent with the staff’s comments on December 5, 2005, the Company began recognizing breakage for such gift cards and relieving the liability in proportion to actual gift cards redemptions. The estimated values of gift cards expected to go unused are recognized in proportion to actual gift card redemptions as the remaining gift card values are redeemed. In accordance with those policies, the Company recognized $5.2 million, $1.7 million and $1.0 million into revenue in fiscal years 2006, 2005 and 2004, respectively related to gift card breakage, which amount in fiscal year 2006 includes a $2.4 million increase to revenue as an adjustment resulting from the change in the breakage policies. The company does not charge or recognize dormancy revenue related to the gift cards.

The historical gift card residual values for the last five fiscal years are summarized below. Based on the remaining residual values and the level of current presentment activity, we project gift card breakage to be 2.35% of total issuances and record our gift card breakage revenue using the 2.35% rate.

Securities and Exchange Commission
December 22, 2006

Fiscal Year	Percentage of Original Gift Cards Issues that are still Outstanding
2002	2.91%
2003	2.53%
2004	2.95%
2005	3.77%
2006	8.90%

We have included the following disclosure on page eight of our Third Quarter Form 10-Q:
At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized in proportion to actual gift card redemptions as the remaining gift card values are redeemed.
11.	Please tell us the nature and terms of incentives you offer to customers, including discounts, coupons, rebates, free products and loyalty/reward points. Please also tell us your accounting policies for these types of arrangements and the basis in GAAP for your accounting treatments. In addition, tell us the amounts of incentives recognized as reductions of revenues and in expenses for each year presented. Finally, please disclose your accounting policies for sales incentives in future filings or tell us why disclosure is not required.

Response: Belk utilizes several customer loyalty programs that issue certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. Consistent with the guidance in EITF 01-9, the certificates are classified as a reduction to revenue as they are earned by the customers. Belk maintains a liability for the estimated future redemptions of the certificates. We have included this accounting policy disclosure on page eight in our Third Quarter Form 10-Q. Total loyalty program costs included as a reduction to revenues were $11.9 million, $11.0 million and $8.8 million for fiscal years 2006, 2005 and 2004, respectively.

Belk has various promotional coupons that can be used by a customer to receive a reduction in the sales price of merchandise at the point of sale as well as “gift with purchase” promotions. These transactions are recognized as a reduction to revenue at the time of sale in accordance with EITF 00-14. Total promotional markdowns recognized as a reduction to revenues were $532 million, $397 million and $336 million for fiscal years 2006, 2005 and 2004, respectively.

Belk also has “no purchase necessary” prize drawings and product give-aways for store grand openings or for opening a proprietary charge card account. The amount of these expenses is not material and is included in selling, general and administrative expenses.

Securities and Exchange Commission
December 22, 2006

12.	We note that you provide equipment maintenance services and your stores may also include hair salons, spas, restaurants, optical centers and other amenities. Please tell us the amounts of revenues from equipment maintenance services and from services provided in your stores for each year presented. In addition, in future filings, please disclose revenues from each group of similar products and services based on the financial information used to prepare your financial statements as required by paragraph 37 of SFAS 131 or tell us why such disclosure is not required.

Response: The amounts of revenue derived from these services are listed below.
Dollars in Thousands

	Fiscal Year 2006	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2005	Fiscal Year 2004	Fiscal Year 2004
	Revenues ($)	Revenues (%)	Revenues ($)	Revenues (%)	Revenues ($)	Revenues (%)
Equipment maintenance services	$2,081	.1%	$1,757	.1%	$3,099	.1%
Hair salons and spas	7,376	.2	5,114	.2	4,451	.2
Leased operations (restaurants, optical centers)	2,960	.1	2,493	.1	1,999	.1

We believe we are currently in compliance with SFAS 131, paragraph 37, without disclosing the revenue from each group of similar products and services. Because the amounts are not material, disclosure is not required.
Advertising, page 34
13.	We believe that you should disclose the amounts of cooperative advertising funds netted against selling, general and administrative expenses for each period presented to meet the disclosure objectives of SOP 93-7. Please do so in future filings.

Response: In future filings we will disclose that the net advertising expense is included in the Selling, General and Administrative Expense caption in the Statement of Operations and in the Description of Business and Summary of Significant Accounting Policies note. This disclosure — that “[advertising reimbursement] amounts are recognized as a reduction to selling, general and administrative expenses in the period that the advertising is incurred.” — was included in our Form 10-K in the MD&A section under Critical Accounting Policies — Vendor Allowances. We believe the amounts of cooperative advertising funds are competitively sensitive and that their disclosure is not in the best interests of our company or its stockholders.
Property and Equipment Net, page 35
14.	You disclose that you implemented a new accounting policy in fiscal year 2005 to capitalize rent during a store’s construction period. Please tell us how you previously accounted for

Securities and Exchange Commission
December 22, 2006

rent during store construction periods and why you changed your policy. If applicable, also tell us why your previous accounting policy did not comply with GAAP.

Response: Consistent with industry practice, in prior periods, we reported straight-line rent based on the lease commencement date, which excluded any pre-opening period. We became aware in January 2005 of restatements by several public restaurant chains. In response to these restatements, on January 20, 2005, management initiated a re-evaluation of the company’s lease accounting for potential issues, completed its re-assessment on January 28, 2005 and reviewed management’s assessment with our auditors on January 31, 2005. The views of the Office of the Chief Accountant of the Securities and Exchange Commission, expressed in their letter of February 7, 2005, regarding the application of GAAP confirmed the necessity of this review. Accordingly, we changed our policy to reflect this position and began to recognize pre-opening rent when the landlord makes the property available, rather than at the beginning of the lease term and to capitalize the pre-opening rent during the construction period. The impact of this change, which we believe is not material, is discussed in detail in response to comment 20.
Goodwill, page 35
15.	Please tell us the reporting units you use in your annual goodwill impairment tests. If you perform the test on an enterprise-wide level, please explain to us why your method is consistent with paragraph 30 of SFAS 142.

Response: Consistent with the provisions of FAS 131, the Company has only one segment and one reporting unit within the meaning of ¶ 30 of FAS 142. The Company does not have any separate reporting units and there are not any units reporting independently to the chief operating decision maker, as such term is defined in FAS 131. Consequently, and pursuant to ¶ 30 of FAS 142, the Company tests goodwill impairment on an enterprise wide level.
Derivative Financial Instruments, page 37
16.	Please tell us how you are accounting for each of the interest rate swaps that were de-designated and terminated and why your accounting treatment complies with SFAS 133. In doing so, tell us the amounts of the derivative gains and losses and whether the gains and losses remained in accumulated other comprehensive income or were reclassified into earnings and why your treatment is appropriate. Please also tell us the line item(s) in your statements of income that include derivative gains and losses related to discontinued hedges. In addition, please also tell us how you are accounting for the interest rate swaps that are not designated as cash flow hedges. Finally, in future filings, please revise your disclosures to describe derivative instruments designated as fair value hedging instruments, derivative instruments designated as cash flow hedging instruments and all other derivatives and disclose:
•	the amount of existing gains and losses that is expected to be reclassified into earnings within the next twelve months;

•	the amount of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges for each period presented; and

Securities and Exchange Commission
December 22, 2006

•	the net amount of derivative gains and losses reclassified into earnings for each period presented.
Response: At the beginning of FY06, we had $125 million in variable rate debt collateralized by our accounts receivable related to our proprietary credit card. This debt was scheduled to mature on March 28, 2008. We had designated $125 million in interest rate swaps as a cash flow hedge against the variable rate debt with a final maturity of July 2008. We also had an additional $125 million in forward starting swaps designated as cash flow hedges against the variable rate debt composed of two swaps, $75 million from July 2008 to July 2011 and $50 million from November 2007 to May 2012.

In connection with the sale of our receivables to GE and the concurrent repayment of our $125 million variable rate debt that was collateralized with those receivables, we de-designated the current $125 million in interest rate swaps, as well as the forward starting interest rate swaps. The de-designation was in accordance with FAS 133 which prohibits prospective hedge accounting if it is probable that the hedged forecasted transaction (the payment of interest on the variable rate debt) will not occur. See FAS 133 par. 32 and 33 (as amended by FAS 138 par. 4(q)). Upon de-designation of the $125 million in current interest rate swaps and the $125 million forward-starting interest rate swaps on November 21, 2005, we reclassified $2,051,467 out of other comprehensive income and deferred taxes into gain (loss) on sale of property, equipment and investments on our consolidated income statement. November 21, 2005 was the date that we signed a definitive agreement with GE to sell the receivable portfolio, which triggered the change in probability of the future forecasted transactions occurring.

Subsequent to de-designation, the interest rate swaps were accounted for under mark-to-market accounting, which produced a gain of $661,945 during Q4FY06. This gain was recorded to the gain (loss) on sale of property, equipment and investments on our consolidated income statement.

We terminated the $125 million in current interest rate swaps via cash settlement with the counterparty on January 27, 2006. We also terminated $50 million of the forward-starting swaps on February 8, 2006. All de-designated swaps were marked-to-market through their termination. The remaining $75 million forward-starting interest rate swap continues to be marked-to-market and is disclosed as such in our Third Quarter Form 10-Q.

Where material, the disclosures recommended above will be included in future filings.
Note (2) Proffitt’s and McRae’s Acquisition, page 38
17.	We note that you did not disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill, the amount of goodwill that is expected to be deductible for tax purposes and pro forma results of operations for the comparable prior period as though the acquisition had been completed at the beginning of that period. In future filings please include these

Securities and Exchange Commission
December 22, 2006

disclosures in the period in which a material business combination is completed. Please refer to paragraphs 51 – 55 of SFAS 141.

Response: We will provide such disclosure in connection with any material business combination. For example, we have provided additional disclosure in connection with the Parisian acquisition on page 11 of our Third Quarter Form 10-Q.
Note (3) Sale of Credit Card Portfolio, page 39
18.	Please tell us the facts and circumstances regarding your payment to HSBC to permit the sale of the PM credit card portfolio to GE. Please also tell us your basis in GAAP citing relevant authoritative guidance for recognizing an intangible asset and why the payment should not be expensed or accounted for as a component of the gain or loss on the sale of your credit card portfolio.

Response: In July 2005, we entered into a Credit Card Program Agreement, with HSBC Bank Nevada, National Association, which established a revolving private label credit card to be issued by HSBC associated with our Proffitts and McRae’s (“PM”) stores. The Program Agreement granted us (or a third party nominated by us) the option to purchase all or a portion of HSBC’s credit card portfolio associated with our PM stores. We exercised this option in connection with the sale of our credit card portfolio to GE Money Bank, and nominated GE as the purchaser of the PM Credit Card Portfolio.

The Program Agreement required that we (or our nominated purchaser) pay a price for the PM Credit Card Portfolio equal to the par value of such portfolio, plus a “premium” in excess of the par value that represented additional consideration payable to HSBC in connection with any sale of the PM Credit Card Portfolio. Under the terms of our agreement with GE, they paid the par value for the portfolio and we paid HSBC the $9 million premium that HSBC was entitled to under the Program Agreement.

We did not take legal title to the PM accounts receivable balances. Therefore, since we do not own the PM credit card portfolio, the provisions of SFAS 140 do not apply to this transaction relative to Belk. GE paid HSBC directly an amount equal to the par value of the PM receivables.

Based on our right to repurchase at the end of the program agreement with GE at effectively no cost (i.e. portfolio at the date of repurchase will substantially be repurchased at the par value of the receivables), and the $9 million payment from Belk to HSBC, we concluded that the substance of the transaction is a purchase of the account relationships from HSBC by Belk and a simultaneous licensing of the account relationship to GE. As such, a portion of this payment was recorded in accordance with SFAS 142, paragraph 9 which states “An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.”

The fair value established as an asset was supported by an independent valuation of the PM credit card relationship intangible.

Securities and Exchange Commission
December 22, 2006

Note (5) Hurricane Katrina, page 40
19.	Please tell us and disclose in future filings where you classified the losses and insurance proceeds related to damage from Hurricane Katrina in your statements of income. Please also tell us the basis in GAAP for your classifications. In addition, please tell us where you classified the insurance proceeds in your statements of cash flows and how your classification is consistent with the remarks of Joel Levine before the Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments in December 2005.

Response: For fiscal year 2006, we netted $4.8 million of losses related to Hurricane Katrina against an offset of $3.8 million of insurance proceeds for a total loss of $1.0 million and classified those losses under “Hurricane Losses” in our Consolidated Statements of Income, page 30 and as operating activities in the statement of cash flow.

Accounting Principles Board Opinion 30, paragraph 26, provides that:

A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as a separate component of income from continuing operations. The nature and financial effects of each event or transaction should be disclosed on the face of the income statement or, alternatively, in notes to the financial statements. Gains or losses of a similar nature that are not individually material should be aggregated. Such items should not be reported on the face of the income statement net of income taxes or in any other manner that may imply that they are extraordinary items. Similarly, the earnings per share effects of those items should not be disclosed on the face of the income statement.

On the basis of the foregoing, we classified the loss offset by the related insurance proceeds as “Hurricane Losses.” While unusual in nature, hurricane losses occur frequently in the Gulf Coast region and hence, do not qualify as classification as an extraordinary item.

The recovery of $3.9 million of insurance proceeds as reimbursement for damaged merchandise with a book value of $3.6 million was recognized as a $0.3 million gain from operating activities and included in cost of goods sold. The recovery of $9.8 million of insurance proceeds for owned fixed assets was recorded in gain on sale of fixed assets, net of the $5.0 million book value for the related assets, and included in investing activities.

As noted above and in accordance with Mr. Levine’s remarks, the classification of the gain from insurance proceeds in the company’s statement of cash flows was based on the nature of the loss they offset, not on how the company actually spent those proceeds. The recoveries of operating expenses and for inventory losses were recognized as gains from operating activities. Recoveries for fixed assets that are owned were recognized as gains from investing activities.

We have provided additional disclosure on pages 13 and 16 of our Third Quarter Form 10-Q and will provide additional disclosure as appropriate in future filings.

Securities and Exchange Commission
December 22, 2006

Note (7) Lease Accounting, page 41
20.	Please tell us your basis for recording the cumulative effect of the lease accounting errors in income rather than reporting the errors as prior period adjustments in accordance with paragraph 36 of APB 20. In particular, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts. Refer to SAB Topics 5:F and 1:M.

Response: We recorded the error on a cumulative effect basis rather than restate our financial statements as we determined the adjustment to be immaterial both quantitatively and qualitatively.

Quantitatively, as indicated in the table below, the impact of not restating historical financial statements was not material.
          Dollars in thousands

	2005	2004	2003
Pre-tax income as reported	$194,276	$170,647	$133,817
Pre-tax income as adjusted for reporting as prior period adjustments	202,881	167,864	132,900
Impact of not restating prior periods in dollars	8,605	2,783	917
Impact of not restating prior periods as a percentage of reported pre-tax income	4.2%	1.6%	.7%

Although we did not report fourth quarter results separately, the impact on the fourth quarter of fiscal year 2005 of not restating prior quarters was to reduce pre-tax income by $10.1 million, or 8.2% of pre-tax income, which is not considered material to the quarterly results.

Qualitatively, the adjustment was determined by us to be immaterial due to the following factors: 1) the adjustment was a non-cash adjustment that did not have any effect on our positive cash flow from operations, 2) the adjustment did not cause us, for fiscal year 2005 to change from reporting income to reporting a loss, 3) the adjustment being only 4.2% of net income for the fiscal year 2005 did not mask a material change in earnings or the trend of earnings, 4) the adjustment did not cause us to violate any of our loan covenants, and 5) management did not improperly receive any amount of bonus compensation due to not recording the adjustment for fiscal year 2005.

Securities and Exchange Commission
December 22, 2006

Note (18) Pension and Postretirement Benefits, page 49
21.	We note your disclosure on page 25 that the funded status of your pension plan has experienced significant declines in recent years due to stock market losses and decreases in interest rates. Considering this historical performance, please tell us why your long-term rate-of-return assumption has remained unchanged for, at a minimum, the historical period presented.

Response: Management reviews our assumed long-term rate of return on pension plan assets on at least an annual basis. In conducting this review, the Company primarily looks at the long-term historical performance of the pension plan on a rolling basis based on our allocation of asset classes. In addition during the past year, we also engaged an outside financial consultant to prepare a predictive analysis of the expected long-term returns in the portfolio. The analyses described above resulted in a decrease in the long-term rate-of-return assumptions from 9.4% in fiscal year 2002 to 8.5% in fiscal year 2003 through fiscal year 2006. During the periods presented, these analyses supported the rates selected.
Note (20) Stock-Based Compensation, page 53
22.	Please tell us why adoption of SFAS 123(R) resulted in a decrease to compensation expense for fiscal year 2005. Please also tell us why you did not disclose the effects of the adoption on previously reported interim periods as suggested by SAB Topic 14:H.

Response: We issue service-based and performance-based stock awards with vesting periods that cover multiple fiscal years, but do not issue stock options. Prior to our adoption of FAS 123(R), the compensation expense associated with such awards was determined in accordance with APB 25 Accounting for Stock Issued to Employees. Under APB 25 ¶ 10.b and Appendix A ¶ 27 – 28, these awards were marked-to-market at the end of each reporting period. Pursuant to FAS 123(R) ¶ 21, upon the adoption of FAS 123(R) the awards were re-measured based on the fair market value as of the grant date, as opposed to the fair market value as of the period end date under APB 25.

We elected the modified retrospective method of adoption, where the standard would only impact compensation expense in fiscal year 2005 and future years. Increases in the Company’s common stock price from the initial grant date to the end of fiscal year 2005 caused the fair value of the awards to be higher at the end of 2005 than at the initial grant date and, therefore, the expense for fiscal year 2005 based on the grant date value was less than the expense would have been under APB 25 using the period end value. See FAS 123(R) ¶¶ 76-77.

We did not include the interim period disclosures suggested by SAB Topic 14:H because we implemented SFAS 123(R) in our fourth quarter in our Form 10-K. SAB Topic 14:H only references disclosures for interim periods reported in Form 10-Q.

23.	Please tell us the methodology and significant assumptions used in the third party valuations of the fair value of your common stock. Please also tell us whether the third party valuations are contemporaneous valuations performed as of the dates of grant of stock-based awards.

Response: In the Offer to Purchase related to our tender offer that was launched on April 17, 2006 and filed on Schedule TO with the Commission, we described the methodology and

Securities and Exchange Commission
December 22, 2006

significant assumptions used in the third party valuation of the fair value of our common stock. A copy of the appraiser’s narrative summary was also included as an exhibit to the Schedule TO filed with the Commission. A summary of the methodology and significant assumptions is provided below and is the same methodology used for all valuations of our common stock.

From time to time we engage a third party firm to conduct an appraisal of the fair market value of minority interest blocks (i.e. non-controlling positions) of our common stock. The appraisal is based upon three principal valuation methodologies: (1) the guideline publicly traded company method, which applies trading multiples from comparable public companies to Belk’s core business activities; (2) the discounted cash flow method, which calculates the present value of Belk’s estimated future net cash flows; and (3) an analysis of historical transactions in Belk’s stock. Discounts are applied to the valuations derived by the guideline publicly traded company method and the discounted cash flow method, to reflect the relative lack of marketability of the shares.

The appraisal involves a review and analysis of the following information: (1) the nature of the business and history of Belk; (2) Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value in Belk; (3) prior sales of the common stock; (4) market prices and performance characteristics of comparable publicly traded companies engaged in the same or similar lines of business; (5) long-term investment rates of return found in the capital markets; and (6) the operating prospects of Belk.

Assumptions. In rendering its appraisal, the appraiser relies, without independent verification, on the accuracy and completeness in all material respects of all financial and other information that was furnished or otherwise communicated to the appraiser. The appraiser also relies on assurances that: (a) any financial projections or pro forma statements or adjustments provided to the appraiser (including the budgets and projections related to Belk) were in the judgment of Belk reasonably prepared or adjusted on bases consistent with actual historical experience or reflecting the best currently available estimates and good faith judgments; (b) no material changes have occurred in the information reviewed between the date the information was provided and the date of the appraisal; and (c) Belk is not aware of any information or facts regarding Belk that would cause the information supplied to the appraiser to be incomplete or misleading in any material respect.

The following paragraphs summarize the material quantitative and qualitative analyses performed by the appraiser in arriving at the appraisal delivered to Belk’s Board of Directors.

Historical Financial Position. In rendering its appraisal, the appraiser reviews and analyzes the historical and current financial condition of Belk which includes: (1) an assessment of Belk’s recent financial statements for the previous five fiscal years; (2) an analysis of Belk’s revenue, growth and operating performance trends; and (3) an assessment of Belk’s historical margin fluctuations.

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December 22, 2006

Analysis of Certain Guideline Publicly Traded Companies. Using publicly available information, the appraiser reviews the stock prices, market multiples, profitability and certain other characteristics for certain guideline publicly traded companies in the retail department store industry. The following companies are currently included in the analysis: Bon-Ton Stores, Inc., Dillards, Inc., Federated Department Stores, Inc., Gottschalks, Inc., J. C. Penney Company, Inc., Kohl’s Corporation, Nordstrom, Inc., Saks, Inc., SteinMart, Inc., and Target Corp. The appraiser determined that the estimated applicable market multiples based upon the public companies’ latest twelve months and five year averages for sales, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation, and amortization), debt-free net income, and debt-free cash flow.

No company used in the analysis of publicly traded companies is identical to Belk. Accordingly, the appraiser’s analyses takes into account differences in the financial and operating characteristics of Belk and other factors that would affect the public trading value. Based on this analysis, the appraiser estimates a market value of invested capital (consisting of both debt and equity) of Belk. After subtracting Belk’s interest-bearing debt, the appraiser determines the implied value of Belk’s common equity.

Discounted Cash Flow Analysis. The appraiser performs a discounted cash flow analysis of the projected cash flows of Belk for five future fiscal years, based on projections provided by the management of Belk and the appraiser’s independent analysis of such projections and the assumptions upon which they were based. The discounted cash flows for Belk are estimated using a discount rate, based on estimates related to the weighted average cost of capital of Belk, and terminal values based on an assumed long term annual growth rate. Based on this analysis, the appraiser estimates a market value of invested capital of Belk. After subtracting Belk’s interest-bearing debt, the appraiser determines the implied value of Belk’s common equity.

Other Adjustments. Two other adjustments are necessary. First, Belk has exposure to certain interest rate hedging transactions that could result in repaying debt in excess of the face value of the debt, due to the general decline in interest rates. This liability exposure is treated as non-interest-bearing debt and is subtracted from the market value of equity capital. Second, because these valuation indications are drawn from prices and returns seen on common stocks trading on existing public markets that routinely provide liquidity for buying or selling such stock, an adjustment is necessary to reflect the relative lack of such liquid, public markets for the sale or purchase of Company shares. This adjustment for the relative lack of marketability of the shares is based on the appraiser’s analysis of theoretical models and empirical data on transactions of common stock that have a similar lack of marketability.

Previous Share Transaction Analysis. The appraiser reviews previous transactions in Belk’s common stock to determine if any of the prior transactions would provide a meaningful indication of value. Arm’s-length transactions between unrelated parties involving Belk’s common stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and at arm’s-

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December 22, 2006

length. This valuation method is not always reliable if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s-length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. The appraiser compiled a list of share transactions over the last two years, and constructed a point graph illustrating the pricing trend over that period. Based upon the known terms of the transactions, and the timeliness of the most recent trades, the appraiser concluded that there is evidence to suggest a normative value per privately-marketable share. Because these common stock transactions are conducted under illiquid, private market conditions, no other adjustments such as those described above are required.

While the foregoing summary describes all analyses and factors that the appraiser deemed material in its appraisal, it is not a comprehensive description of all analyses and factors considered by the appraiser.

In conducting the appraisal, the appraiser relies, without independent verification, on the accuracy and completeness of all financial information provided to it by Belk or contained in financial statements of Belk used by it to prepare the appraisal. In conducting its appraisal, the appraiser applies its judgment to a variety of complex analyses and assumptions which are not readily susceptible to description beyond that set forth herein.

The stock valuations used for each stock grant are based on the most recent valuation issued by the third party valuation company prior to the stock grant date. Historically, most of our stock grant dates are during the first few months of the fiscal year and the most recent valuation is as of the prior third quarter. No monetary consideration is paid by the employees that receive the stock grants, so the grant date valuation is not used to set a strike price for the grants.

24.	Please tell us how stock-based compensation expense is classified in your statements of cash flows. Please also provide us with a reconciliation of stock-based compensation expense to the amounts of “stock compensation granted, net” reflected in your statements of changes in stockholders’ equity and comprehensive income.

Response: The cash retained as a result of the tax deductibility of increases in the value of the stock grants that are not included in operating expenses is presented as both an increase in cash provided by operating activities and a use of cash from financing activities.

The stock compensation granted, net of $349 thousand in the statements of changes in stockholders’ equity and comprehensive income is the net of $4,947 thousand of stock compensation expenses and $4,597 thousand of stock issuances under the stock grant programs.
Controls and Procedures, page 57
25.	You state in the conclusion that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified. In future filings, if you include a partial definition of disclosure controls

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December 22, 2006

and procedures in the conclusion, please also state that your officers concluded, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: We will revise our disclosure to include a full definition of disclosure controls and procedures. See page 21 of our Third Quarter Form 10-Q.
     Please contact the undersigned at (704) 426-8250 or David Palmer at (704) 426-8527 with any questions concerning our responses to the staff’s comments.
Sincerely,
/s/ Brian T. Marley
Brian T. Marley
Executive Vice President, Finance